Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2019

ASSETS

Cash and equivalents	$	41,372
Deposits with clearing firms		130,442
Receivable from brokers and dealers		220,204
Prepaid expenses		33,705
Operating lease right-of-use asset		84,748
Fixed assets, net of accumulated depreciation of $99,213		10,943
Total assets	$	521,414

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	37,709
Lease liability		82,694
Members' equity		401,011
Total liabilities and members' equity	$	521,414

See accompanying notes.